SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEASE

Portugal Telecom, SGPS, S.A.
Public Company
Registered office: Avenida Fontes Pereira de Melo, 40, Lisbon
Share Capital: Euro 395,099,775
Registered in the Commercial Registry Office of Lisbon and
Corporation number 503 215 058

Financial derivative instruments on own shares

Lisbon, Portugal, 12 March 2007 – Portugal Telecom informs that, pursuant to the announcement of the shareholder remuneration package which includes a share buyback programme, it has negotiated with several financial institutions the terms and conditions for the execution of equity swap agreements on own shares.

Financial settlement will be applicable under the terms of the said equity swap agreements. Portugal Telecom may opt for physical settlement only provided that a General Meeting of Shareholders duly convened for such purpose has already approved the authorisation for the acquisition of own shares and that the terms and conditions established in such resolution are fulfilled when physical settlement is elected.

Prior to the approval by the General Meeting of Shareholders, the equity swaps will be treated as a derivative instrument on own shares. However, Portugal Telecom understands that it is convenient to have the possibility to opt for the physical settlement of such agreements in the future, as well as to create the necessary conditions to benefit from the exemptions set forth in Regulation (EC) no. 2273/2003 of the Commission, of 22 December 2003.

Therefore, the Board of Directors will present to the General Meeting of Shareholders a proposal of resolution to approve a share buyback programme with the sole purpose of reducing the share capital of Portugal Telecom. Such resolution shall authorise the Board of Directors to opt for physical settlement of the equity swap agreements, within the abovementioned share buyback programme, as soon as it deems convenient.

Additionally, and taking into consideration that the Board of Director’s possible option for physical settlement of the equity swaps will involve a purchase of own shares that may benefit from the exemption set forth in Regulation (EC) no. 2273/2003 of the Commission, of 22 December 2003, the financial institutions with whom the equity swaps have been negotiated agreed to comply with the rules applicable to a share buyback programme established in such Regulation and in CMVM’s recommendations, with the necessary changes and to the extent that it may be executable, namely:

a)	Ensure that all transactions are properly registered;

b)	Ensure that no shares are acquired at a price that is higher than the last independent trade and the highest current independent bid on the Eurolist by Euronext Lisbon;

c)
Ensure that no more than 25% of the average daily volume traded on the Eurolist by Euronext is purchased, or up to 50% of that volume, subject to the relevant authority being informed and adequate disclosure being provided to the public.

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The financial institution will buy shares in the market to cover its own risk. Therefore, the initial price at which Portugal Telecom may acquire the shares in the future, in case physical settlement is elected, will be calculated based on the average acquisition price (including brokerage and other expenses). In case financial settlement is elected, Portugal Telecom will pay or receive the difference to that price. Also, Portugal Telecom has the right to receive an amount equal to any dividend should it be paid before maturity of the equity swap agreements. Additionally, Portugal Telecom will pay interest to the financial institution over the total notional amount of the equity swap which is calculated as the product of the total number of shares and the initial price.

This information is also available on PT’s IR website http://ir.telecom.pt.

Contact:	Nuno Prego, Investor Relations Director
nuno.prego@telecom.pt
Portugal Telecom

Tel.: +351 21 500 1701
Fax: +351 21 500 0800

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2007

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.